Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 13, 2011

VIA EDGAR TRANSMISSION

Mr. Edward Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-86348
Investment Company Act Registration No: 811-21079
Hatteras Long / Short Equity Fund (S000032040)
Hatteras Long / Short Debt Fund (S000032039)
Hatteras Hedged Strategies Fund (S000032041)

Dear Mr. Bartz:

This correspondence is being filed in response to your oral comments and suggestions of March 31, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 31 to its registration statement.  PEA No. 31 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on February 11, 2011, for the purpose of introducing three new series to the Trust:  Hatteras Long/Short Equity Fund, Hatteras Long / Short Debt Fund and Hatteras Hedged Strategies Fund.

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Additionally, the Trust would like to notify the Staff of the following changes to be made to the Funds’ Prospectuses and SAI when the Trust files its 485BPOS filing to reflect the Trust’s responses to the Staff’s comments.  These changes are as follows:

1.	The Hatteras Hedged Fixed Income Fund is changing its name to Hatteras Long / Short Debt Fund.
2.
The Hatteras Long / Short Equity Fund and Hatteras Hedged Fixed Income Fund (now to be named Hatteras Long / Short Debt Fund) will be eliminating their Class C shares and re-designating their No Load shares as Institutional Class shares.

3.
The Hatteras Long / Short Equity Fund and Hatteras Hedged Fixed Income Fund (now to be named Hatteras Long / Short Debt Fund) will be reducing the Operating Services Fee, which will result in a lower overall expense ratio for each Fund.  The updated fee tables and examples are as follows:

Hatteras Long/Short Equity Fund

		Class A		Institutional Class
Management Fees		None		None
Distribution and Service (Rule 12b-1) Fees		None		None
Other Expenses		1.64%		1.14%
Shareholder Servicing Fee	0.25%		0.00%
Operating Services Fee(1)	0.74%		0.49%
Interest Expense and Dividends on Short Positions	0.65%		0.65%
Acquired Fund Fees and Expenses		2.00%		2.00%
Total Annual Fund Operating Expenses		3.64%		3.14%

	1 Year	3 Years
Class A	$776	$1,492
Class I	$317	$969

Hatteras Long/Short Debt Fund

		Class A		Institutional Class
Management Fees		None		None
Distribution and Service (Rule 12b-1) Fees		None		None
Other Expenses		1.45%		0.95%
Shareholder Servicing Fee	0.25%		0.00%
Operating Services Fee(1)	0.74%		0.49%
Interest Expense and Dividends on Short Positions	0.46%		0.46%
Acquired Fund Fees and Expenses		2.00%		2.00%
Total Annual Fund Operating Expenses		3.45%		2.95%

	1 Year	3 Years
Class A	$758	$1,439
Class I	$298	$913

4.
The Hatteras Hedged Strategies Fund will be removing its 80% investment restriction.  The Trust previously discussed this change with the Staff, specifically with Mr. John Ganley, and received his verbal approval.

Prospectus

Front Cover – All Funds

1.	Staff Comment: It is the Staff’s position that the front cover of the Funds’ prospectuses contains information disallowed by Form N-1A. Accordingly, please remove:
a.	the disclosure below the logo that reads, “Multiple Hedge Fund Managers • Multiple Hedge Fund Strategies • Mutual Fund StructureSM”;
b.
the information below the Funds’ names identifying “Hatteras Alternative Mutual Funds, LLC” as the Funds’ investment advisor, as well as the sentence that reads, “The Asset Allocator’s Solution for Alternative Investments”; and

c.	the website and telephone number.

Response:  The Trust responds by directing the Staff to the instruction to Item 1(a) of From N-1A which states that (italics added) “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) further states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or SAI that is not otherwise required. . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

It is the Trust’s position that the additional information referenced in the Staff’s comment is appropriate pursuant to Form N-1A, subject to the requirements of General Instruction C.3(b).  In compliance with General Instruction C.3(b), the additional information is contained on the front cover, which is governed by Item 1 of Form N-1A, not Items 2 through 8.  The Trust also believes that the additional information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  Accordingly, the Trust respectfully declines to make the requested change.

Summary Section – All Funds

2.	Staff Comment: In the “Fees and Expenses of the Fund” section, please remove the parenthetical to “Other Expenses” as the sub-captions adequately identify each component of “Other Expenses.”

Response:  The Trust responds by removing the parenthetical.

3.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise footnote 1 to indicate that “Other Expenses,” rather than “Interest Expenses and Dividends on Short Positions,” are estimated for the current fiscal year.  Please also supplementally confirm that the Funds’ Operating Expenses Limitation Agreement will be filed as an exhibit to the Trust’s next PEA that relates to the Funds.

Response:  The Trust response by revising the footnote as follows:

“I~~nterest Expense and Dividends on Short Positions~~ Other Expenses are estimated for the current fiscal year.”

The Trust also responds by stating that, in light of the restated fee tables provided above, the Funds will not enter into an Operating Expenses Limitation Agreement.  Accordingly, such an agreement will not be filed as an exhibit.

4.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust responds by notifying the Staff that per the restated fee tables provided above, there will no longer be line items showing waiver of expenses and total expenses after such waiver.  Accordingly, there is no need to make the requested revision.

5.
Staff Comment: With respect to the “Principal Risks of Investing in the Fund” section, please add “illiquid securities risk.”  Additionally, with respect to “Derivative Securities Risk,” the Staff  refers the Trust to the July 30, 2010 letter issued to the Investment Company Institute which expresses the Staff’s request that Funds disclose the specific types of derivatives to be used and the purpose of such use, as well as the attendant risks.

Response:  The Trust responds by adding the following risk to each Fund’s “Principal Investment Risks” section:

“Illiquid Securities Risk:  Illiquid securities involve the risk that the securities will not be able to be sold at the time or prices desired by the Fund or the Underlying Investments. Illiquid securities are not readily marketable and may include some restricted securities that may be resold to qualified institutional buyers in private transactions but otherwise would not have a regular secondary trading market.”

The Trust also responds by adding the following disclosure to each Fund’s “Principal Investment Strategies” section:

“Derivative instruments in which the Fund may invest include options, futures and swaps.  The Fund, indirectly through its investment in the Underlying Investments, invests in these types of instruments to both reduce risk through hedging, or to take market risk.”

6.
Staff Comment:  With respect to the “Principal Risks of Investing in the Fund” section, please revise as necessary to provide a shorter and more summarized version of each Fund’s principal investment risks.  If you feel that the current risk disclosure is necessary as is, please indicate so in your response.

Response:  The Trust responds by stating that, due to the unique structure of the Funds and the nature of their investments, it believes that the current length of each Fund’s “Principal Investment Risks of Investing in the Fund” section is necessary to accurately describe to shareholders the specific risks associated with an investment in the Fund.  Accordingly, the Trust respectfully declines to make the requested revision.

7.	Staff Comment: With respect to the “Purchase and Sale of Fund Shares” section, please remove the last paragraph.

Response:  The Trust responds by removing the paragraph as requested.

8.	With respect to the “Tax Information” section, please revise to include disclosure stating that distributions from tax-deferred arrangements may be taxed upon their withdrawal at a later date.

Response:  The Trust responds by revising the disclosure as follows:

“The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement that does not use borrowed funds, such as a 401(k) plan or an individual retirement account (“IRA”).  Distributions on investments made through tax deferred arrangements may be taxed later upon withdrawal of assets from those accounts.”

Summary Section – Hatteras Long / Short Equity Fund

9.	Staff Comment: With respect to the “Principal Investment Strategies” section:

a)	Please revise the first sentence of the first paragraph to state that the Fund will invest substantially in “long funds,” “short funds” and “long/short funds.”
b)
Pursuant to the term “long / short” in the Fund’s name and the requirements of Rule 35d-1, please remove “relative value” from the last sentence of the second paragraph.  As currently constructed, the Fund may satisfy its 80% requirement under Rule 35d-1 by investing in equity and equity related securities that afford opportunities to employ both “long / short” and “relative value” strategies.  It is the Staff’s opinion that 80% of the Fund’s net assets must be invested in equity securities that afford opportunities to employ “long / short” strategies only.

c)	Please insert a parenthetical into the last sentence of the second paragraph immediately following “80% of net assets” that reads “plus any borrowings for investment purposes.”

d)
Please revise the first sentence of the fifth paragraph to clarify that the Fund invests in “foreign securities, depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements” through its investment in the Underlying Investments.

e)	Please revise the first sentence of the fifth paragraph, if applicable, to clarify that the Fund may also invest in developing countries as is suggested by the “Foreign Securities Risk.”
f)	Please revise the last paragraph, including the sub-paragraphs describing the sub-strategies, to make clear that the Fund’s primary strategy is “long / short” and not “market or sector timing.”
g)
Overall, please revise as necessary to provide a shorter and more summarized version of the Fund’s principal investment strategies.  If you feel that the current disclosure is necessary as is, please indicate so in your response.

Please make conforming revisions for all comments to the Fund’s Item 9 disclosure.

Response:  The Trust responds by revising the Fund’s “Principal Investment Strategies” section, with conforming revisions to the Item 9 disclosure, as follows:

“As a mutual fund of funds, the Long/Short Equity Fund pursues its investment objective by investing primarily in other affiliated mutual funds (the “Underlying Funds”) as well as other non-affiliated investment companies primarily including exchange-traded funds (“ETFs”) (collectively, the “Underlying Investments”).  Such Underlying Investments will primarily be long/short funds and short only funds.  The Fund invests its assets with a weighting in one or more of the Underlying Investments consistent with its objective of achieving returns consistent with the broad U.S. equities market with moderate correlation to traditional U.S. equities market indices and lower volatility of monthly returns over a market cycle.

The Long/Short Equity Fund is classified as non-diversified.  A non-diversified investment company may invest in the securities of fewer issuers than diversified portfolio funds at any one time.  However, through its investments in one or more of the Underlying Investments, the Fund is expected to indirectly own a diversified portfolio.  The Fund seeks to achieve its investment objective by allocating its assets across various investment styles through investment in one or more of the Underlying Investments. The Fund’s strategy to achieve its objective is to invest, indirectly through its investment in one or more of the Underlying Investments, at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity related securities that afford strategic and tactical opportunities to employ ~~relative value and~~ long and/or short strategies.

Other than assets temporarily invested for defensive purposes, the Long/Short Equity Fund’s assets will be invested in one or more of the Underlying Investments and not directly in equity or derivative securities.  The investment policies and restrictions with regard to investments and the associated risks set forth below and throughout this prospectus are those of the Underlying Investments and are applicable to the Fund as a result of the Fund’s investment in the Underlying Investments.  The Fund’s performance and ability to achieve its objective relies on that of the Underlying Investments in which it invests.

The Long/Short Equity Fund has no policy with respect to the capitalization of issuers in which it may invest and thus may invest in securities of all market capitalizations (small, mid and large capitalization companies).  Equity and equity related securities may include common and preferred stock, options and futures contracts, privately negotiated options, and shares of investment companies.

The Long/Short Equity Fund, through its investment in one or more of the Underlying Investments, may invest in foreign securities (including those from developing countries), depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements.  Derivative instruments in which the Fund may invest include options, futures and swaps.  The Fund, indirectly through its investment in the Underlying Investments, invests in these types of instruments to both reduce risk through hedging, or to take market risk.  ~~In connection with certain hedged strategies pursued by the Underlying Investments, their investments may be in foreign securities.~~  Through its investment in one or more of the Underlying Investments, ~~T~~the Fund may invest a substantial portion of its assets in securities that are not publicly traded, but that are eligible for purchase and sale by certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, as well as other restricted securities.  While the Fund may invest a substantial portion of its assets in restricted securities, it may not invest more than 15% of its net assets in illiquid securities.  The Underlying Investments may also invest up to 100% of their assets in shares of other investment companies that invest in the types of securities mentioned above, including shares of other ETFs.

The Advisor seeks to utilize Underlying Investments that employ various investment strategies whose performance is not correlated with major financial market indices.  ~~Each Underlying Fund is a registered investment company that is not publicly offered.~~  The Advisor believes that the use of such Underlying ~~Funds~~ Investments may mitigate losses in generally declining markets because the Long/Short Equity Fund will be invested in one or more ~~sub-advisors~~ Underlying Investments utilizing non-correlated strategies.  However, there can be no assurance that losses will be avoided.  Investment strategies that have historically been non-correlated or demonstrated low correlations to one another or to major world financial market indices may become correlated at certain times, such as during a liquidity crisis in global financial markets.  During such periods, certain hedging strategies may cease to function as anticipated.  A brief description of the major ~~absolute return strategy~~ investment strategies to be employed by the Underlying Investments is included in below.

•
Long/Short Equity - These~~is~~ strategies~~y employs~~ are designed to take long and short positions by trading in common stock and preferred stock of U.S. and foreign issuers in an ~~and~~ attempt~~s~~ to achieve capital appreciation.  The Long/Short Equity Sub-Strategies include the following:

~~o~~
~~Long/Short Equity Strategies. The Underlying Investments will utilize strategies that employ long and short trading strategies applied to common stock, preferred stock and convertible securities of U.S. and foreign issuers. These strategies are typically constructed marginally net long in position, and attempt to yield a low beta (a measure of volatility) and also seek to dampen the effects of industry, sector, market capitalization and other potential bias exposures.~~

~~o~~
~~Market or Sector Timing/Trading Strategies. The Underlying Investments may employ strategies designed to benefit from cyclical relationships between movement in certain market indices, sectors, security types, etc. that have demonstrated a degree of consistency and correlation to past movements similar in nature and magnitude."~~

•	Long/Short Equity - Generalist:
Long/Short Equity Generalist strategies maintain positions both long and short in primarily equity and equity derivative securities.

•	Long/Short Equity Sector Focused:
Long/Short Equity Sector Focused strategies employ investment processes designed to identify opportunities in securities in specific niche areas of the market in which the a manager maintains a level of expertise which exceeds that of a market generalist in identifying companies engaged in the production and procurement of inputs to industrial processes, and implicitly sensitive to the direction of price trends as determined by shifts in supply and demand factors, and implicitly sensitive to the direction of broader economic trends.

•	Long/Short Equity International:
Long/Short Equity International strategies employ investment processes designed to identify opportunities in securities in specific niche areas of the global ex-US market, in which a manager maintains a level of expertise which exceeds that of a market generalist in identifying companies engaged in the production and procurement of inputs to industrial processes, and implicitly sensitive to the direction of price trends as determined by shifts in supply and demand factors, and implicitly sensitive to the direction of broader economic trends.

•	Variable Biased Strategies:
Variable Biased strategies may vary the investment level or the level of long and or short exposure over market cycles, but the primary distinguishing characteristic is that the manager seeks to drive performance through tactical adjustments to gross and net market exposures.

The Trust also responds by stating that it has attempted to revise the Fund’s investment strategies so that they are presented in a more concise manner.  However, due to the unique structure of the Fund, it believes that the length of the Fund’s “Principal Investment Strategies” section as presented above is necessary to accurately describe to shareholders how the Fund seeks to achieve its investment objective.  The Trust also notes that pursuant to the Staff’s request that the Fund’s investment strategies reflect the long/short component of the Fund’s name, there have been modifications to the sub-strategies portion of the disclosure in an attempt to demonstrate how the Fund’s sub-strategies are long/short strategies.

Summary Section – Hatteras Long / Short Debt Fund

10.	Staff Comment: With respect to the “Principal Investment Strategies” section:

a)	Please revise the first sentence of the first paragraph to state that the Fund will invest substantially in “long funds,” “short funds” and “long/short funds.”
b)
Pursuant to the term “long / short” in the Fund’s name and the requirements of Rule 35d-1, please revise the last sentence of the second paragraph to state that 80% of the Fund’s net assets must be invested in fixed income securities in connection with “long / short” strategies.  As currently constructed, the Fund invests 80% of its net assets in “fixed-income and fixed–income related securities that allow the Fund to focus on opportunities to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities.”  It is the Staff’s opinion that 80% of the Fund’s net assets must be invested in debt securities that afford opportunities to employ “long / short” strategies.  Please also revise to indicate what is meant by “fixed-income related securities.”

c)	Please insert a parenthetical into the last sentence of the second paragraph immediately following “80% of net assets” that reads “plus any borrowings for investment purposes.”
d)	In accordance with the Fund primarily investing in fixed-income securities, please revise the third and fourth paragraphs to discuss “fixed-income” securities rather than “equity” securities.
e)
Please revise the first sentence of the fifth paragraph to clarify that the Fund invests in “foreign securities, depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements” through its investment in the Underlying Investments.

f)	Please revise the last paragraph, including the sub-paragraphs describing the sub-strategies, to make clear that the Fund’s primary strategy is “long / short.”
g)	Please revise the first sentence of the fifth paragraph, if applicable, to clarify that the Fund may also invest in developing countries as is suggested by the “Foreign Securities Risk.”
h)
Overall, please revise as necessary to provide a shorter and more summarized version of the Fund’s principal investment strategies.  If you feel that the current disclosure is necessary as is, please indicate so in your response.

Please make conforming revisions for all comments to the Fund’s Item 9 disclosure

Response:  The Trust responds by revising the Fund’s “Principal Investment Strategies” section, with conforming revisions to the Item 9 disclosure, as follows:

“As a mutual fund of funds, the ~~Hedged Fixed Income~~ Long/Short Debt Fund pursues its investment objective by investing primarily in other affiliated mutual funds (the “Underlying Funds”) as well as other non-affiliated investment companies primarily including exchange-traded funds (“ETFs”) (collectively, the “Underlying Investments”).  Such Underlying Investments will primarily be long/short funds and/or short only funds.  The Fund invests its assets with a weighting in one or more of the Underlying Investments consistent with its objective of achieving total return through current income, capital preservation and capital appreciation.

The ~~Hedged Fixed Income~~ Long/Short Debt Fund is classified as non-diversified.  A non-diversified investment company may invest in the securities of fewer issuers than diversified portfolio funds at any one time.  However, through its investments in one or more Underlying Investments, the Fund is expected to indirectly own a diversified portfolio. The Fund seeks to achieve its investment objective by allocating its assets across various investment styles through investment in one or more Underlying Investments.   The Fund’s strategy to achieve its objective is to invest, indirectly through its investment in one or more of the Underlying Investments, at least 80% of its net assets (plus any borrowings for investment purposes) in long/short strategies that utilize debt and debt related securities ~~fixed-income and fixed–income related securities~~ that allow the Fund to focus on opportunities to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities.

Other than assets temporarily invested for defensive purposes, the ~~Hedged Fixed Income~~ Long/Short Debt Fund’s assets will be invested in one or more of the Underlying Investments and not directly in ~~equity~~ debt or derivative securities.  The investment policies and restrictions with regard to investments and the associated risks set forth below and throughout this prospectus are those of the Underlying Investments and are applicable to the Fund as a result of the Fund’s investment in the Underlying Investments.  The Fund’s performance and ability to achieve its objective relies on that of the Underlying Investments in which it invests.

The ~~Hedged Fixed Income~~ Long/Short Debt Fund has no policy with respect to the rating or maturity of the debt securities ~~capitalization of issuers~~ in which it may invest and thus may invest in ~~securities of all market capitalizations (small, mid and large capitalization companies)~~ debt securities of varying qualities and maturities.  ~~Equity and equity related securities may include common and preferred stock, options and futures contracts, privately negotiated options, and shares of investment companies.~~

The ~~Hedged Fixed Income~~ Long/Short Debt Fund, through its investment in one or more of the Underlying Investments, may invest in foreign securities (including those from developing countries), depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements.  Derivative instruments in which the Fund may invest include options, futures and swaps.  The Fund, indirectly through its investment in the Underlying Investments, invests in these types of instruments to both reduce risk through hedging, or to take market risk.  ~~In connection with certain hedged strategies pursued by the Underlying Investments, their investments may be in foreign securities.~~  Through its investment in one or more of the Underlying Investments, ~~T~~the Fund may invest a substantial portion of its assets in securities that are not publicly traded, but that are eligible for purchase and sale by certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, as well as other restricted securities.  While the Fund may invest a substantial portion of its assets in restricted securities, it may not invest more than 15% of its net assets in illiquid securities.  The Underlying Investments may also invest up to 100% of their assets in shares of other investment companies that invest in the types of securities mentioned above, including shares of other ETFs.

The Advisor seeks to utilize Underlying Investments that employ various investment strategies whose performance is not correlated with major financial market indices.  ~~Each Underlying Fund is a registered investment company that is not publicly offered.~~  The Advisor believes that the use of such Underlying ~~Funds~~ Investments may mitigate losses in generally declining markets because the ~~Hedged Fixed Income~~ Long/Short Debt Fund will be invested in one or more ~~sub-advisors~~ Underlying Investments utilizing non-correlated strategies.  However, there can be no assurance that losses will be avoided.  Investment strategies that have historically been non-correlated or demonstrated low correlations to one another or to major world financial market indices may become correlated at certain times, such as during a liquidity crisis in global financial markets.  During such periods, certain hedging strategies may cease to function as anticipated.  Brief descriptions of the major investment strategies to be employed by one or more of the Underlying Investments are included in the list below.

Relative Value – Long/Short Debt - These~~is~~ strategies~~y is~~ are designed to take advantage of perceived discrepancies in the market prices of certain fixed income securities, certain convertible bond, common stock, and derivative securities and attempts to achieve total return through current income, capital preservation and capital appreciation. These strategies are based on credit assessments of individual issues and sectors and are effectuated by expressing views on specific credits by taking long and/or short positions in cash debt and debt related securities, which may include corporate debt, sovereign debt, credit derivatives, common and preferred stock, options and futures contracts, privately negotiated options, shares of investment companies, bonds, credit derivatives and other financial instruments.  The Relative Value – Long/Short Debt Sub-Strategies ~~will~~ may include the following strategies utilizing long/short funds and/or short only funds:

~~•~~
~~Long/Short Credit Strategies. This strategy is based on credit assessments of individual issues and sectors and is effectuated by expressing views on specific credits by taking long and/or short positions in cash bonds, credit derivatives and other financial instruments.~~

~~•~~
~~Market or Sector Timing/Trading Strategies. The Underlying Investments may employ strategies designed to benefit from cyclical relationships between movement in certain market indices, sectors, security types, etc. that have demonstrated a degree of consistency and correlation to past movements similar in nature and magnitude.~~

~~•~~
~~Relative Value/Arbitrage Strategies. The Underlying Investments may employ strategies that invest both long and short in related securities or other instruments in an effort to take advantage of perceived discrepancies in the market prices for such securities. This may include:~~

~~o~~
~~Convertible Bond Arbitrage, which includes hedged investing in the convertible bond securities of a company. A typical position would be long the convertible bond and short the common stock of the same company.~~

~~o~~	~~Fixed Income or Interest Rate Arbitrage, which includes interest rate swap arbitrage and U.S. and non-U.S. government bond arbitrage.~~

Multi-Strategy  / Relative Value:

The Underlying Investments may employ long and/or short strategies designed to take advantage of an investment thesis which is predicated on realization of a spread between related yield instruments in which one or multiple components of the spread contains a fixed income, derivative, equity, real estate, MLP or combination of these or other instruments.

Credit Arbitrage:

The Underlying Investments may employ long and/or short strategies designed to isolate attractive opportunities in corporate fixed income securities; these include both senior and subordinated claims as well as bank debt and other outstanding obligations, structuring positions with little or no broad credit market exposure.

Fixed Income – Corporate:

The Underlying Investments may employ long and/or short strategies designed to take advantage of an investment thesis which is predicated on the realization of a spread between related instruments in which one or multiple components of the spread is a corporate fixed income instrument.

Fixed Income – Sovereign:

The Underlying Investments may employ long and/or short strategies designed to take advantage of an investment thesis which is predicated on the realization of a spread between related instruments in which one or multiple components of the spread is a sovereign fixed income instrument.

Fixed Income - High Yield Investment Strategies:

The Underlying Investments may employ long and/or short strategies designed to take advantage of deeply discounted debt securities of companies that appear to have significant upside potential.”

The Trust also responds by stating that it has attempted to revise the Fund’s investment strategies so that they are presented in a more concise manner.  However, due to the unique structure of the Fund, it believes that the length of the Fund’s “Principal Investment Strategies” section as presented above is necessary to accurately describe to shareholders how the Fund seeks to achieve its investment objective.  The Trust also notes that pursuant to the Staff’s request that the Fund’s investment strategies reflect the long/short component of the Fund’s name, there have been modifications to the sub-strategies portion of the disclosure in an attempt to demonstrate how the Fund’s sub-strategies are long/short strategies.

Summary Section – Hatteras Hedged Strategies Fund

11.	Staff Comment: With respect to the “Principal Investment Strategies” section:

a)
Please revise the first sentence of the fifth paragraph to clarify that the Fund invests in “foreign securities, depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements” through its investment in the Underlying Investments.

b)	Please revise the first sentence of the fifth paragraph, if applicable, to clarify that the Fund may also invest in developing countries as is suggested by the “Foreign Securities Risk”.

c)
Overall, please revise as necessary to provide a shorter and more summarized version of the Fund’s principal investment strategies.  If you feel that the current disclosure is necessary as is, please indicate so in your response.

Response:  The Trust responds by revising the Fund’s “Principal Investment Strategies” section, with conforming revisions to the Item 9 disclosure, as follows:

“As a mutual fund of funds, the Fund pursues its investment objective by investing primarily in other affiliated mutual funds (“Underlying Funds”) as well as other non-affiliated investment companies primarily including exchange-traded funds (“ETFs”) (collectively, the “Underlying Investments”).  The Fund invests its assets with a weighting in one or more of the Underlying Investments consistent with its objective of achieving consistent returns with low correlation to traditional financial market indices such as the S&P 500® Index, while maintaining a high correlation to the HFRI Fund of Funds Composite Index.

The Fund is classified as non-diversified.  A non-diversified investment company may invest in the securities of fewer issuers than diversified portfolio funds at any one time.  However, through its investments in multiple Underlying Investments, the Fund is expected to indirectly own a diversified portfolio.  The Fund’s strategy to achieve its objective is to primarily invest, indirectly through its investment one or more of the Underlying Investments, ~~at least 80% of~~ its assets in publicly traded securities that afford strategic and tactical opportunities to employ hedged strategies.

Other than assets temporarily invested for defensive purposes, the Fund’s assets will be invested in one of more of the Underlying Investments and not directly in equity, debt or derivative securities.  The investment policies and restrictions with regard to investments and the associated risks set forth below and throughout this prospectus are those of the Underlying Investmentss and are applicable to the Fund as a result of the Fund’s investment in the Underlying Investments.  The Fund’s performance and ability to achieve its objective relies on that of the Underlying Investments in which it invests.

The Fund has no policy with respect to the capitalization of issuers in which it may invest and thus may invest in securities of all market capitalizations (small, mid and large capitalization companies).  These securities may include common and preferred stock, and other debt instruments including convertible debt, options and futures, as well as privately negotiated options.  The Fund is not limited by maturity, duration or credit quality when investing in debt instruments.

The Fund, through its investment in the Underlying Investments, may invest in foreign securities (including those from developing countries), depositary receipts relating to foreign securities and may enter into equity, interest rate, index and currency rate swap agreements.  Derivative instruments in which the Fund may invest include options, futures and swaps.  The Fund, indirectly through its investment in the Underlying Investments, invests in these types of instruments to both reduce risk through hedging, or to take market risk.  ~~In connection with certain hedged strategies pursued by the Underlying Investments, their investments may be in foreign securities.~~  Through its investment in the Underlying Investments, ~~T~~the Fund may invest a substantial portion of its assets in securities that are not publicly traded, but that are eligible for purchase and sale by certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, as well as other restricted securities.  While the Fund may invest a substantial portion of its assets in restricted securities, it may not invest more than 15% of its net assets in illiquid securities.  The Underlying Investments may also invest up to 100% of their assets in shares of other investment companies that invest in the types of securities mentioned above, including shares of ETFs.

Hatteras Alternative Mutual Funds, LLC (the “Advisor”) seeks to utilize multiple Underlying Investments, rather than a single portfolio, that employ various investment strategies whose performance is not correlated with major financial market indices.  ~~Each Underlying Fund is an affiliated registered investment company that is not publicly offered.~~  The Advisor believes that the use of such Underlying ~~Funds~~ Investments may mitigate losses in generally declining markets because the Fund will be invested in multiple Underlying Investments ~~Funds each managed by one or more sub-advisors~~ utilizing non-correlated strategies.  However, there can be no assurance that losses will be avoided.  Investment strategies that have historically been non-correlated or demonstrated low correlations to one another or to major world financial market indices may become correlated at certain times, such as during a liquidity crisis in global financial markets.  During such periods, certain hedging strategies may cease to function as anticipated.  Brief descriptions of the major absolute return strategies to be employed by the Underlying Investments are included in the list below.

•	Long/Short Equity - This strategy employs long and short trading in common stock and preferred stock of U.S. and foreign issuers and attempts to achieve capital appreciation.

•
Market Neutral Equity - This strategy is designed to exploit equity market inefficiencies, which involves being simultaneously invested in long and short matched equity portfolios generally of the same size, usually in the same market and attempts to achieve capital appreciation.

•
Relative Value - This strategy is designed to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities and attempts to achieve current income, capital preservation and capital appreciation.

•	Event Driven - This strategy is designed to invest in securities whose prices are or will be impacted by a corporate event and attempts to achieve capital appreciation.”

The Trust also responds by stating that it has attempted to revise the Fund’s investment strategies so that they are presented in a more concise manner.  However, due to the unique structure of the Fund, it believes that the length of the Fund’s “Principal Investment Strategies” section as presented above is necessary to accurately describe to shareholders how the Fund seeks to achieve its investment objective.

Investment Objective, Principal Investment Strategies, Policies and Related Risks – All Funds

12.	Staff Comment: With respect to the “Investment Objectives” section, please revise to include the amount of notice that the Fund will provide in the event that its investment objective is changed.

Response:  The Trust responds by revising each Fund’s “Investment Objectives” section to state that 60 days’ notice will be provided in the event its investment objective is changed.

13.
Staff Comment:  With respect to the “Investment Strategies of the Underlying Funds” section, please revise to clarify that the strategies identified are each a separate series of a separate registrant.  Additionally, with respect to the Long/Short Equity Fund and Long/Short Debt Fund, please explain what is meant by the language stating, “[t]he following Underlying Fund will primarily be utilized by the Fund.”

Response:  The Trust responds by revising the Long/Short Equity Fund’s disclosure as follows:

“Investment Strategies of the Underlying Funds
Hatteras Alternative Mutual Funds, LLC is Advisor to the Long/Short Equity Fund, as well as to the Underlying Funds.  The following Underlying Fund will primarily be utilized by the Fund:

Long/Short Equity Underlying Fund
This Underlying Fund’s strategy employs long and short trading in common stock, and preferred stock of U.S. and foreign issuers.  This strategy attempts to achieve capital appreciation.”

The Trust also responds by revising the Long/Short Debt Fund’s disclosure as follows:

“Investment Strategies of the Underlying Funds
Hatteras Alternative Mutual Funds, LLC is Advisor to the Long/Short Debt Fund, as well as to the Underlying Funds.  The following Underlying Fund will primarily be utilized by the Fund:

Relative Value Underlying Fund
This Underlying Fund’s strategy is designed to take advantage of perceived discrepancies in the market prices of certain fixed income securities, convertible bond, common stock, and derivative securities~~.~~, and  ~~This strategy~~ attempts to achieve total return through current income, capital preservation and capital appreciation.”

The Trust also responds by revising the Hedged Strategies Fund’s disclosure as follows:

“Investment Strategies of the Underlying Funds
Hatteras Alternative Mutual Funds, LLC is Advisor to the Fund, as well as to the Underlying Funds.  The following Underlying Funds may be utilized by the Fund:

Long/Short Equity Underlying Fund
This Underlying Fund’s strategy employs long and short trading in common stock, and preferred stock of U.S. and foreign issuers.  This strategy attempts to achieve capital appreciation.

Market Neutral Equity Underlying Fund
This Underlying Fund’s strategy is designed to exploit equity market inefficiencies, which involves being simultaneously invested in long and short matched equity portfolios generally of the same size, usually in the same market.  This strategy attempts to achieve capital appreciation.

Relative Value Underlying Fund
This Underlying Fund’s strategy is designed to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities~~.~~, and ~~This strategy~~ attempts to achieve current income, capital preservation and capital appreciation.

Event Driven Underlying Fund
This Underlying Fund’s strategy is designed to invest in securities whose prices are or will be impacted by a corporate event.  This strategy attempts to achieve capital appreciation.”

Additionally, the Trust responds supplementally by stating that the term “primarily” is used in the above referenced language because in addition to their investment in the Underlying Funds, the Funds may also invest in other non-affiliated mutual funds.  This ability is disclosed in each Funds principal investment strategies.  “Primarily” indicates that the Funds may not exclusively be investing in the Underlying Funds.

14.
Staff Comment:  With respect to the “Additional Investment Risks” section, it is the Staff’s opinion that “Shares of Other Investment Companies Risks” is appropriate for inclusion in the Funds’ summary sections.  Accordingly, please move the risk disclosure to each Fund’s summary sections.

Response:  The Trust responds by making the requested revision.

Master/Feeder Fund Structure – All Funds

15.	Staff Comment: Please add language indicating that the Funds will each operate as a “fund of funds” rather than in a master/feeder structure.

Response:  The Trust responds by revising the “Master/Feeder Fund Structure” section as follows:

As a mutual fund of funds, each Fund pursues its investment objective by investing primarily in other affiliated and non-affiliated mutual funds.  In lieu of investing directly in Underlying Funds, the Funds are authorized to seek to achieve their investment objectives by converting to a Master/Feeder Fund Structure pursuant to which the Funds would invest all of their investable assets in an investment company having substantially the same investment objective and policies as such Fund. This Master investment company would then allocate its assets among one or more of the affiliated Underlying Funds.  The Master/Feeder Fund Structure is an arrangement that allows several investment companies with different shareholder-related features or distribution channels, but having substantially the same investment objective, policies and restrictions, to invest all of their assets in the same portfolio instead of managing them separately, thus achieving certain economies of scale. The SAI contains more information about the Funds, the Master/Feeder Fund Structure and the types of securities in which the Funds may invest.  The Fund is not currently operating in this structure.

Portfolio Managers – All Funds

16.
Staff Comment:  Please revise Michael P. Hennen’s disclosure to specifically identify his experience during the prior five years.  As currently disclosed, there is no indication of the dates associated with Mr. Hennen’s role at each prior employer.

Response:  The Trust responds by revising the “Portfolio Manager” section as follows:

“Mr. Michael P. Hennen, CFA serves as a voting member of the Investment Committee for the Funds and is responsible for the oversight of the investment process and sub-advisor due diligence and selection.  Prior to joining Hatteras in April of 2009, Mr. Hennen was a Vice President at Morgan Stanley in the Graystone Research Group, an alternative investments advisory group within Morgan Stanley, where he was on the Investment Committee and led the sourcing, evaluation, execution, and monitoring of alternative investments across a variety of strategies.  Before joining Morgan Stanley in 2000, Mr. Hennen was an Analyst at Morningstar in Chicago.  Mr. Hennen received his Bachelor of Business Administration degree in Finance from Western Michigan University.  Mr. Hennen has also earned his designation as a Chartered Financial Analyst (CFA).”

Determination of Net Asset Value – All Funds

17.	Staff Comment: Pursuant to Item 11(a) and its instructions, please revise to indicate the circumstances under which securities held by the Underlying Funds will be fair valued.

Response:  The Trust responds by revising the “Determination of Net Asset Value” section as follows:

“The NAV per share of each Fund will be determined at the close (generally 4:00 p.m., Eastern time) of the New York Stock Exchange (“NYSE”) on each day it is open for business and will be computed by determining the aggregate market value of all assets, based on the NAV per share of each of the Underlying Investments, of the Fund less its liabilities divided by the total number of shares outstanding.  The NYSE is closed on weekends and on New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  The determination of NAV per share for a particular day is applicable to all account applications for the purchase of shares, as well as all requests for the redemption of shares, received before the close of trading on the NYSE on that day.  If events occur during the course of a day on which a Fund determines its NAV per share which, in the Advisor’s opinion, materially affect the value of one or more portfolio securities of an Underlying Fund, these securities will be valued at their fair value as determined in good faith by the policies and procedures adopted by the Board of Trustees.  Examples of such events include, but are not limited to, securities which are not traded on a national stock exchange, and therefore closing prices are not available; securities not quoted by an independent pricing service; or securities for which current quotations are not available from other independent sources.  Valuing securities at fair value involves greater reliance on judgment than securities that have readily available market quotations. There can be no assurance that the Fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.”

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields

J. Michael Fields
Secretary
Hatteras Alternative Mutual Funds Trust